Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ABN:  82 010 975 612

PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED

30 JUNE 2013

PRELIMINARY FINAL REPORT: 30 JUNE 2013

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year ended 30 June 2013 including comparative information for the year ended 30 June 2012. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities Revenue increased 23.8% to $3,510,103.

Loss from ordinary activities after tax attributable to members Loss down 39.2% to $2,092,134.

Loss for the period attributable to members Loss down 39.2% to $2,092,134.

Explanation of the loss from ordinary activities for the period attributable to members Refer to the Directors Report which follows this announcement under Item 3. “Results and Review of Operations.”

Dividends The Company has not declared nor paid any dividends.

Net Tangible Assets per security Net tangible assets per security at 30 June 2013 amounted to $0.18 (2012: $0.23).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ABN 82 010 975 612 and the entities it controlled during the year ended 30 June 2013.

1.              Directors

The names of the company’s directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stuart James

Mr Heng Tang (appointed as Acting Managing Director on 12 July 2013)

Dr Woei-Jia Jiang (resigned 12 July 2013)

Mr Indrajit Arulampalam (appointed 12 July 2013)

2.             Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2013 (2012: Nil).

3.              Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.              Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.              The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2013 was a loss of $2,092,134, being a decrease of   39.2% over the prior year loss of $3,440,398.

The decrease in the loss for 2013 of $1,348,264 is mainly attributed to the decrease in research and development expenditure of $515,572 resulting from significant reduction in clinical trial costs. In 2012, costs relating to the completion of the PG11047 Phase 11a monotherapy study and winding down costs were incurred. Further in 2012, royalty payments relating to PI88 license from Australian National University and overseas tax costs related to the milestone payment from the licensed PI-88 with Medigen were incurred realising a savings in general and administrative expenses of $73,007.

Results and Review of Operations (cont’d)

Operating Results for the Year (cont’d)

The following table summarises the consolidated results:

	% Change	2013 $	2012 $
Revenue	23.8	3,510,103	2,834,890
Cost of Sales	(40.2)	(2,272,807)	(1,620,621)
Other income	141.5	135,709	56,195
Research and development expenditure	35.4	(940,161)	(1,455,733)
Direct Manufacturing expenditure	(18.1)	(1,240,079)	(1,050,328)
Administrative and corporate expenses	3.6	(1,750,134)	(1,815,276)
Other expenses	33.7	(252,928)	(381,660)
Finance costs	35.0	(5,115)	(7,865)
Research & development refund	0.0	723,278	—
Operating loss	39.2	(2,092,134)	(3,440,398)

Earnings/ (Loss) per Share and Net Tangible Assets per Share

	% Change	2013 cents	2012 cents
Basic and diluted loss per share	46.0	(7.5)	(13.9)
Net tangible assets per share	(23.4)	17.6	23.0

Management Discussion and Analysis

Revenue and Other Income

Interest income fell by 38.7% to $193,822 during fiscal year 2013 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year until additional funds were obtained from the capital raising in May 2013.

License fee revenue of $500,000 was realised in 2013 (2012: $510,360) arising from upfront fees of the license agreement with the Company’s licensee, Medigen Biotechnology Corporation for the development and commercialisation of PG545.

Research and development refund benefits of $723,728 (2012: $nil) was received during the financial year as a result of the new Research and Development Tax Incentive Scheme that replaced the Research and Development Tax Concession from July 2011 to provide targeted research and development tax offsets designed to encourage more companies to engage in research and development.

Other income increased 141.5% to $135,709. The increase is largely due to increased consultancy fees and the receipt of insurance claim from the insurer caused by and arising from company’s storm damaged assets during the last quarter of 2012.

	% Change	2013 $	2012 $
Revenue and other income
Manufacturing	40.2	2,816,281	2,008,145
License fee revenue	(2.0)	500,000	510,360
Interest revenue	(38.7)	193,822	316,385
Other income	141.5	135,709	56,195
Total revenue and other income	26.1	3,645,812	2,891,085

3.              Results and Review of Operations (cont’d)

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the year were:

1.              Preclinical development of PG545; and

2.              The clinical development of the Phase 2 PI-88 melanoma program.

Research and Development

Research and development expenditure decreased by 35.4% to $940,161 during the year ended 30 June 2013, primarily due to significant reduction in clinical trial costs. In 2012, costs relating to the completion of the PG11047 Phase1a monotherapy study and winding down costs were incurred.

The company expended $829,592 on the development of its anti-cancer compound PG545 (2012: $1,103,725).  Expenditure of $57,960 was booked against the PI-88 Phase 2 Melanoma trial (2012: $13,768) which has completed treatment and the clinical study results announced.

Manufacturing

PharmaSynth operates a “currently Good Manufacturing Practices” (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

Revenues earned by the manufacturing division increased 40.2% to $2,816,281 in 2013 (2012: $2,008,145) due to the manufacturing contract obtained from a new customer and two returning customers.

The operating loss in the manufacturing segment increased 5.1% to $696,604 (2012: $662,804).

Liquidity

The Company ended the financial year with cash and cash equivalents and held-to-maturity investments totalling $8,562,774 compared with $5,023,130 at the previous year-end.  The increase in cash and cash equivalents was due to $5,188,910 being raised through the issuance of ordinary shares from a non-renounceable rights issue of 1:1 and $1,232,095 being raised through a private placement of the Company’s shares..

Cash and cash equivalents at 30 June 2013 were represented by of a mix of highly liquid interest bearing investments with maturities of up to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure.

Cash Flows

Cash of $2,560,376 was disbursed during the year to fund consolidated net operating activities, compared to $5,346,306 in 2012.  The savings of $2,785,930 is attributed to the new Research and Development Tax Incentive, increased collections from trade customers and decreased R&D expenses.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs.  At present, Progen is undertaking to continue the preclinical studies and clinical development of PG545 and continued development of PI-88. Funds raised during the year will also be used for capital works on the manufacturing facility of wholly owned subsidiary Pharmasynth Pty Ltd to increase production capacity as well as broaden the scope of services that the company can offer to new and existing clients.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 48 months from the date of this report. This excludes capital requirements outside of normal operating activities.

4.              Significant Changes in the State of Affairs

(i)                                    Corporate restructure

Paul Dixon resigned in October 2012 as General Manager — Finance/Company Secretary, Blair Lucas was appointed as Company Secretary and Lee Horobin commenced as General Manager of Finance.  Dr. Woei-Jia Jiang resigned in July 2013. Following this, Mr. Heng Tang was appointed as the Acting Managing Director and Mr. Indrajit Solomon Arulampalam was appointed as a non-executive director during July 2013.

(ii)                                EPI Pharmaceuticals Dissolution

In 2011, Epi Pharmaceuticals Inc, was established to hold Progen’s divested epigenetic and cell proliferation assets following the Board’s decision to focus on dual mechanism anti-angiogenesis compounds. Following an unsuccessful two-year search to provide ongoing funding to support and develop these epigenetic and cell proliferation assets, the Directors and Shareholders of Epi Pharmaceuticals, where Progen holds a 43% ownership interest, resolved to dissolve the company. A Certificate of Dissolution was filed with the Delaware Division of Corporations on 30 October 2012. This is still ongoing.

(iii)                            License of PG545 to Medigen Biotechnology Corporation

On 28 December 2012 Progen signed a confidential binding term sheet (“Term Sheet”) for a License with Medigen Biotechnology Corporation (Taipei, Taiwan). On 1 March 2013, Progen announced that the PG545 formal License Agreement had been executed with Medigen Biotechnology Corporation. The License relates to the development and commercialisation of PG545 for the prevention and treatment of Hepatocellular Carcinoma (“HCC”) and Non-Oncology indications globally. Progen retains the remaining oncology rights to PG545.

On 1 March 2013, Progen announced that the PG545 formal License Agreement had been executed with Medigen Biotechnology Corporation.

Progen received an upfront payment pertaining to the License upon the execution of the Term Sheet. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen will receive further milestone payments as PG545 is developed for HCC and non oncology indications and royalty payments from sales.

(iv)              Underwriting Agreement with Mercer Capital

On 15 March 2013, Progen executed an underwriting agreement with independent corporate advisory firm Mercer Capital Pty Ltd (“the Underwriter”) to underwrite the rights issue at the issue price on and subject to the terms of the agreement.

Under the terms of the underwriting agreement between Progen and Mercer Capital Pty Ltd (“Underwriter”), the underwriter would subscribe for and/or procure third parties to subscribe for the Underwritten Short Fall Shares, as determined on the Underwritten Shortfall Subscription Date (21 May 2013).

In consideration of the underwriting agreement, Progen paid Mercer Capital underwriting fees of $100,000  plus 1,000,000 unlisted options.

The options were issued on 22 May 2013 with an exercise price of $0.30, exercisable from date of issuance and will expire on 13 March 2016.

5. Significant Events after the Balance Date

No significant events have occurred after the balance date.

6.              Likely Developments and Expected Results

The likely developments in the year ahead include:

(i)                        Continuation of preclinical studies and commencing a Phase 1 clinical trial relating to the company’s lead candidate, PG545;

(ii)                    Providing necessary support to Medigen Biotechnology Corporation  in order to reach value inflection milestones associated with the License and Collaboration Agreement;

(iii)                Drive progress and increase profitability in the company’s manufacturing business

7.              Directors & Company Secretary— Qualifications, Experience and Special Responsibilities

Directors in office at the date of this report

Mr Stuart James BA Honours

Independent Non-Executive Chairman

Audit Committee Chair, Remuneration Committee Member

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector.  Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW).  Mr James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma.  He is a Member of the Supervisory Board of Wolters Kluwer NV and a member of the Advisory Board of Gresham Private Equity Ltd.  Mr James is Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

Mr Heng Hsin Tang BENG(Hons) MBA

Non-Executive Director

Audit Committee Member, Remuneration Committee Member

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Mr Indrajit Solomon Arulampalam

Non-Executive Director

Audit Committee Member, Remuneration Committee Chair

Mr Arulampalam who is the current Chairman of Euro Petroleum Limited ( Australian public company ) is  a Melbourne based businessman  with over 20 years of extensive experience in  corporate restructuring, capital raising,  listing and running of public companies  on the ASX. Having started his career in Accounting, he spent more than 8 years with Westpac Banking Corporation in several key operational and strategic Banking roles before joining boards of public companies.

In 2004 Mr Arulampalam was head hunted by Newsnet Ltd as its CEO to assist in the restructuring of the company, and to position it for an IPO. Since this appointment he was responsible for guiding the company through a successful restructure and positioned Newsnet as a leading innovator in the messaging/telco space to be recognised by the 2006 Australian Financial Review MIS Magazine as one of the “Top 25 global rising stars”.

In May 2010, Mr Arulampalam co-founded ASX listed potash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, he was instrumental in the company’s acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded “IPO of the Year 2011”.  Mr Arulampalam was also previously  the Chairman of ASX listed companies  Great Western Exploration Ltd (ASX: GTE) and Medicvision Limited ( ASX : MVH )

7.              Directors & Company Secretary — Qualifications, Experience and Special Responsibilities (cont’d)

Directors in office at the date of this report (cont’d)

Mr Blair Lucas, BA (Hons), LLB, GradDipEd (Sec), ACIS

Company Secretary

Mr Lucas has served as Company Secretary and in-house counsel for a number of private and public companies in both China and Australia. He has an in-depth knowledge of the Australian corporate regulatory environment and significant practical experience in China, including various capital raisings, cross-border transactions, and corporate and commercial law. Blair holds an LLB, a BA (Hons) in Chinese and is a member of Chartered Secretaries Australia.

Directors who were in office during the year, but not at the date of this report

Dr Woei-Jia Jiang (resigned 12 July 2013)

Audit Committee Member, Remuneration Committee Member

Dr Jiang is a bioentrepreneur with more than 20 years experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Currently he is the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a subsidiary of Alchemia Limited. Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

8.              Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stuart James	—	—
Heng Hsin Tang	64,354	—
Woei-Jia Jiang (1)	483,800	—
Indrajit Solomon Arulampalam	—	—

(1) Resigned 12 July 2013

9.              Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings		Remuneration committee meetings
Name	A	B	A	B	A	B
Stuart James	12	12	1	1	1	1
Heng Tang	12	12	1	1	1	1
Woei-Jia Jiang	12	12	1	1	1	1
Indrajit Solomon Arulampalam	—	—	—	—	—	—

Key:                     A :                                Number of meetings attended

B :                                Number of meetings held during the time the director held office or was a member of the committee

10.       Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company.

Details of the key management personnel during the year

(i)                                    Directors

S. James	Chairman (non-executive)
H.H. Tang	Non-executive Director (appointed Acting Managing Director on 12 July 2013)
W.J. Jiang	Non-executive Director (resigned 12 July 2013)
I. S. Arulampalam	Non-executive Director — appointed 12 July 2013

(ii)                                Executives

P. Dixon	General Manager — Finance/Company Secretary — resigned 12 October 2012
F. Lankesheer	Director — Business Development and Legal
L. Tillack	Chief Executive Officer — Pharmasynth
B. Lucas	Company Secretary — appointed 12 October 2012
L. Horobin	General Manager- Finance — commenced 23 August 2012

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue, except as noted above.

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good corporate governance practices:

•                  competitiveness and reasonableness;

•                  acceptability to shareholders;

•                  performance linkage/alignment of executive compensation;

•                  transparency; and

•                  capital management.

Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 29 August 2011.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 per annum as approved by shareholders at the 2007 AGM.

As of 23 July 2013, fees paid to non-executive directors range from $61,321 to $97,321 per annum for each non-executive director, exclusive of board committee fees. The fees paid to the non-executive Chairman amount to $215,849, exclusive of board committee fees.  Members of the board committees receive an additional $7,075 per committee per annum, with the chairs of each respective committee receiving an additional $14,151 per annum.

10. Remuneration Report (audited) (cont’)

Non-executive Director Remuneration (cont’d)

Retirement allowances are not paid to non-executive directors other than contributing superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the periods ended 30 June 2013 and 30 June 2012 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits; and

•                  variable remuneration including performance related bonuses and equity plans.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

Fixed remuneration is generally reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives other than contributing superannuation to the senior executives’ fund of choice.  This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance related bonuses

Performance related bonuses to eligible executives of $18,640 were paid in 2013 financial year.

Retention Bonus

No retention bonuses were paid throughout the 2013 financial year.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth.

Information on all options vested and expired during the year is detailed in table 3 and further detail of the plan is in note 12.

10. Remuneration Report (audited) (cont’)

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board are focused on total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price rather than the payment of dividends. Given the current stage of the Company’s development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2013	2012	2011	2010	2009
Share price at end of year	$0.22	$0.14	$0.23	$0.40	$0.85
Change in share price	$0.08	$(0.09)	$(0.17)	$(0.45)	$(0.53)
Market capitalisation at end of year plus amounts distributed to shareholders during the year (1)	$12,162,769	$3,459,274	$5,683,092	$9,883,639	$59,399,732
Change in market capitalisation	$8,703,495	$(2,223,819)	$(4,200,546)	$(49,516,094)	$(23,943,837)
Total Key Management Personnel remuneration	$878,077	$1,205,563	$1,916,518	$1,285,875	$1,561,966

(1)The Company executed a $39,419,637 off-market share buy-back in April 2009.

10.       Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2013.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2013	225,469	—	—	4,767	—	—	230,236
	2012	200,246	—	—	18,022	—	—	218,268
Thomas James Burt(1)	2013	—	—	—	—	—	—	—
	2012	18,867	—	—	—	69,000	—	87,867
John Chiplin(2)	2013	—	—	—	—	—	—	—
	2012	8,744	—	—	—	—	—	8,744
Julie Cherrington(2)	2013	—	—	—	—	—	—	—
	2012	10,762	—	—	—	—	—	10,762
Heng Tang	2013	75,568	—	—	—	—	—	75,568
	2012	75,543	—	—	—	—	—	75,543
Woei-Jia Jiang(3)	2013	89,285	—	—	8,036	—	—	97,321
	2012	86,396	—	—	7,776	—	—	94,172
Total -	2013	390,322	—	—	12,803	—	—	403,125
Non-executive Directors	2012	400,558	—	—	25,798	69,000	—	495,356

(1) Resigned 30 November 2012

(2) Resigned 22 August 2012

(3) Resigned 12 July 2013

No long term benefits were accrued during the 2012 or 2013 financial year

10.       Remuneration Report (audited) (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2013.

		Short term				Post employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $		Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $	Options Remuneration %
Paul Dixon (1)	2013	36,314	—		—	—	—		36,314	—
	2012	170,086	—		—	1,296	—	(3,511)	167,871	(2.1)
Darryn Bampton	2013	—	—		—	—	—	—	—	—
	2012	114,552	—		—	10,325	34,629	1,873	161,379	1.2
Susan MacLeman	2013	—	—		—	—	—	—	—	—
	2012	49,863	—		—	11,488	181,481	104,107	346,939	30.0
Fleur Lankesheer	2013	172,698	4,000	(5)	—	17,320	—	—	194,018	—
	2012	170,587	—		—	15,353	—	1,404	187,344	0.7
Leslie Tillack	2013	125,349	14,640	(4)	—	12,599	—	—	152,588	—
	2012	119,380	1,523		—	10,881	—	—	131,784	—
Blair Lucas(2)	2013	18,406	—		—	—	—	—	18,406	—
	2012	—	—		—	—	—	—	—	—
Lee Horobin(3)	2013	73,626	—		—	—	—	—	73,626	—
	2012	—	—		—	—	—	—	—	—
Total - Other key management personnel	2013	426,393	18,640		—	29,919	—	—	474,952	—
	2012	624,468	1,523			49,343	216,110	103,873	995,317	10.5

(1) Resigned 12 October 2012

(2) Appointed 12 October 2012

(3) Commenced 23 August 2012

(4) Incentive bonus granted on 24 October 2012 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2013 financial year. The bonus paid to Leslie Tillack represents 40% of the available bonus.

(5) Discretionary bonus granted and paid on 29 November 2012 in recognition of contribution efforts to the achievement of significant cost savings in the group insurances. The bonus paid to Fleur Lankesheer represents 100% of the available bonus.

Long service leave benefits accrued and vested to Leslie Tillack during the 2013 financial year amounted to $39,530 (2012: $35,351).

10.           Remuneration Report (audited) (cont’d)

C. Service Agreements

The Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

F Lankesheer, Director of Business Development and Legal

•                  Term of agreement — unlimited, capable of termination on notice of 4 weeks.

•                  Base salary, inclusive of superannuation, of $195,797, last reviewed on 1 July 2013

L Tillack, Chief Executive Officer - PharmaSynth

•                  Term of agreement — unlimited, capable of termination on notice of 26 weeks.

•                  Base salary, inclusive of superannuation, of $141,052, last reviewed on 1 July 2013

•                  Short term incentive per annum, of an amount equal to 2% of salary pool and variable bonuses based on the achievement  of certain financial and non-financial operational objectives

B Lucas, Company Secretary

•                  Term of consultancy agreement — variable depending on completion of projects

•                  Consulting fees paid on an hourly rate

•                  No allowance for a termination payment

L Horobin, GM Finance

•                  Term of consultancy agreement — variable depending on completion of projects

•                  Consulting fees paid on an hourly rate

•                  No allowance for a termination payment

H Tang, Acting Managing Director

•             Term of agreement — unlimited, capable of termination on notice of 4 weeks

•             Base salary, inclusive of superannuation, of $129,226, last reviewed on appointment at 12 July 2013

•             Short term incentive per annum, of an amount equal to 30% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives

D. Share-Based Payments

During the 2013 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

There were no options granted to key management personnel during the 2013 financial year.

Table 3: Number of options vested and expired during the year for KMP

	Grant date	Expiry date	No. of options vested	No. of options expired	% options vested	% expired
L Tillack	14-Sep-2007	13-Sep-2012	—	50,000	0%	100%

The following table summarises the value of options granted, exercised or expired during the 2013 financial year to directors and key management personnel.

10. Remuneration Report (audited) (cont’d)

D. Share-Based Payments (cont’d)

	Value of options granted during the year $	Value of options exercised during the year $	Value of options expired during the year(1) $
P Dixon	—	—	—
F Lankesheer	—	—	—
L. Tillack	—	—	—
B. Lucas	—	—	—
L. Horobin	—	—	—

(1) Value of options that expired during the year (calculated at vesting date fair value).

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

No remuneration consultants were used in the 2013 financial year.

END — Remuneration Report

11.       Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.       Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13.       Rounding

For the year ended 30 June 2013 the Group opted to substitute a lower amount  (“the Lower Prescribed Amount) in the presentation of the financial report and the directors report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

14.       Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report.

The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies.

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.       Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 17.

Non-audit services

The following non-audit services were provided by the entity’s auditor, BDO. These costs were included in the board approved budget. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised.

During the year, the company received non-audit services from BDO in relation to Tax consultancy services.

BDO received or are due to receive the following amounts for the provision of non-audit services:

$
Tax related services	49,779
49,779

16.       Proceedings on behalf of the company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purposes of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

17.       Shares under option

Unissued ordinary shares of Progen Pharmaceuticals Limited under option at the date of this report are as follows:

Number of Options	Exercise Price	Grant date	Expiry Date
90,000	$0.29	1 January 2011	1 January 2016
1,000,000	$0.30	15 March 2013	13 March 2016

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

No shares were issued on exercise of options during the year.

Signed in accordance with a resolution of the directors.

S. James	H. Tang
Chairman	Director

Date: 26 August 2013	Date: 26 August 2013

Tel: +61 7 3237 5999	Level 10, 12 Creek St
Fax: +61 7 3221 9227	Brisbane QLD 4000
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001
Australia

DECLARATION OF INDEPENDENCE BY AS LOOTS TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor of Progen Pharmaceuticals Limited for the year ended 30 June 2013, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•                                          the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•                                          any applicable code of professional conduct in relation to the audit.

This declaration is in respect Progen Pharmaceuticals Limited and the entities it controlled during the period.

/s/ A S Loots
A S Loots

Director

BDO Audit Pty Ltd

Brisbane, 26 August 2013

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

Progen Pharmaceuticals Limited

Statement of Comprehensive Income

For the year ended 30 June 2013

		Consolidated
		2013	2012
	Note	$	$

REVENUE	4 (a)	3,510,103	2,834,890

COST OF SALES
Cost of Sales		2,272,807	1,620,621

Gross profit		1,237,296	1,214,269

Other income	4 (b)	135,709	56,195

EXPENSES
Research and development expenses		940,161	1,455,733
Manufacturing facility expenses		1,240,079	1,050,328
Administrative and corporate expenses		1,750,134	1,815,276
Finance costs		5,115	7,865
Other expenses	4 (f)	252,928	381,660
		4,188,417	4,710,862
LOSS BEFORE INCOME TAX EXPENSE		(2,815,412)	(3,440,398)

INCOME TAX BENEFIT	6	723,278	—

NET LOSS FOR YEAR		(2,092,134)	(3,440,398)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit and loss
Foreign currency translation		(244)	(1,926)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		(2,092,378)	(3,442,324)
Basic and diluted loss per share (cents per share)	7	(7.5)	(13.9)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Financial Position

As at 30 June 2013

		Consolidated
		2013	2012
	Note	$	$
ASSETS
Current Assets
Cash and cash equivalents	9	1,447,774	1,834,442
Held-to-maturity investments	9	7,115,000	3,188,688
Trade and other receivables	10	1,577,693	1,837,115
Prepayments		145,348	116,937
Total Current Assets		10,285,815	6,977,182

Non-current Assets
Other assets		13,000	13,000
Prepayments		60,663	95,327
Plant and equipment	11	195,160	290,463
Total Non-current Assets		268,823	398,790

TOTAL ASSETS		10,554,638	7,375,972

LIABILITIES
Current Liabilities
Trade and other payables	13	426,044	1,355,678
Provisions	14	242,895	188,525
Total Current Liabilities		668,939	1,544,203

Non-current Liabilities
Provisions	14	163,188	158,767
Total Non-current Liabilities		163,188	158,767

TOTAL LIABILITIES		832,127	1,702,970

NET ASSETS		9,722,511	5,673,002

EQUITY
Contributed equity	15	158,320,862	152,217,594
Reserves	16	3,598,098	3,559,723
Accumulated losses	16	(152,196,449)	(150,104,315)
TOTAL EQUITY		9,722,511	5,673,002

The above statement of financial position should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2013

					Foreign
	Contributed Equity		Accumulated	Other	currency
Consolidated	Number of ordinary shares	Amount $	losses $	reserves $	translation $	Total $

At 1 July 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473
Loss for the year		—	(3,440,398)	—	—	(3,440,398)
Other Comprehensive Income	—	—	—	—	(1,926)	(1,926)
Total Comprehensive Income for the year	—	—	(3,440,398)	—	(1,926)	(3,442,324)
Transactions with owners in their capacity as owners:
Share-based payments to employees	—	—	—	123,853	—	123,853
At 30 June 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
At 30 June 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the year			(2,092,134)			(2,092,134)
Other Comprehensive Income					(244)	(244)
Total Comprehensive Income for the year	—	—	(2,092,134)	—	(244)	(2,092,378)
Transactions with owners in their capacity as owners:
Rights issue	24,709,097	5,188,910	—	—	—	5,188,910
Share placement	5,867,121	1,232,095	—	—	—	1,232,095
Transaction costs on issue of shares	—	(317,737)	—	—	—	(317,737)
Share-based payments to employees	—	—	—	(7,395)	—	(7,395)
Share-based payments to underwiter	—	—	—	46,014	—	46,014
At 30 June 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Cash Flows

For the year ended 30 June 2013

		Consolidated
		2013	2012
	Note	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,736,034	2,168,080
Payments to suppliers, employees and others		(6,255,931)	(7,819,772)
Research and development income tax refund received		723,278	—
Interest received		241,358	313,251
Finance costs		(5,115)	(7,865)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(2,560,376)	(5,346,306)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (Purchase) of short term investments		(3,926,312)	926,312
Purchase of plant and equipment	11	(49,318)	(77,147)
Proceeds from sale of plant and equipment		300	991
NET CASH FLOWS (USED IN) / PROVIDED BY INVESTING ACTIVITIES		(3,975,330)	850,156

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from rights issue		5,188,910	—
Proceeds from share placement		1,232,095	—
Transaction costs from shares issuance		(271,723)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		6,149,282	—
NET DECREASE IN CASH HELD		(386,424)	(4,496,150)
Net foreign exchange differences		(244)	(1,997)
Cash and cash equivalents at beginning of period		1,834,442	6,332,589
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	1,447,774	1,834,442

The above statement of cash flows should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

1.              CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the directors on 26 August 2013.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market. The nature of the operations and principal activities of the Group are described in Note 3.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2013 the Group opted to substitute a lower amount (“the Lower Prescribed Amount) in the presentation of the financial report and the directors report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Statement of compliance

The consolidated financial statements of the Progen Pharmaceuticals Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Historical cost convention

The financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Authorisation of financial report

The financial report was authorised for issue on 26 August 2013.

Changes to presentation — classification of expenses

Progen Pharmaceuticals Limited decided in the current financial year to change the classification of its expenses in the income statement from a classification by nature to a functional classification. We believe that this will provide more relevant information to our stakeholders as it is more in line with common practice in the industries Progen Pharmaceuticals Limited is operating in. The comparative information has been reclassified accordingly.

New accounting standards and interpretations

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2012 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New standards and interpretations issued but not yet effective

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2013.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the Group.

AASB 10: ‘Consolidated Financial Statements’

This standard replaces part of IAS 27: ‘Consolidated and Separated Financial Statements’ and is applicable for the annual period beginning 1 January 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously included in the Group resulting in more assets and liabilities on the books. The Group is currently assessing the impact of this standard.

AASB 11: ‘Joints Arrangements’

This standard replaces IAS 31: ‘Interests in Joint Ventures’ and is applicable for annual periods beginning on or after 1 January 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Group will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and therefore the potential impacts of a change on the presentation of the Financial Statements. The Group is currently assessing the impact of this standard.

AASB 12: ‘ Disclosure of Interest in Other Entities’

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. It contains the entire disclosure requirement associated with other entities, being subsidiaries, associates and joint ventures. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 ‘Consolidated and Separate Financial Statements’, AASB 128 ‘Investments in Associates’, AASB 131 ‘Interests in Joint Ventures’ and Interpretation 112 ‘Consolidation - Special Purpose Entities’. The adoption of this standard from 1 July 2013 will significantly increase the amount of disclosures required to be given by the Group such as significant judgements and assumptions made in determining whether it has a controlling or non-controlling interest in another entity and the type of non-controlling interest and the nature and risks involved.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards and interpretations issued but not yet effective

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and it provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach would be used to measure assets whereas liabilities would be based on transfer value. As the standard does not introduce any new requirements for the use of fair value, its impact on adoption by the Group from 1 July 2013 should be minimal, although there will be increased disclosures where fair value is used.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements

These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (‘KMP’). The adoption of these amendments from 1 July 2013 will remove the duplication of information relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the Group.

AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make numerous consequential changes to a range of Australian Accounting Standards and Interpretations, following the issuance of AASB 10, AASB 11, AASB 12 and revised AASB 127 and AASB 128. The adoption of these amendments from 1 July 2013 will not have a material impact on the Group.

Basis of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Progen Pharmaceuticals Limited as at 30 June 2013 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations and asset acquisitions (cont’d)

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Revenue recognition

The Group recognises contract manufacturing services revenue by reference to the stage of completion. This is based on the actual costs incurred to date as a percentage of total actual and estimated costs to complete. Should the actual costs to complete differ from the estimated costs to complete this may impact the revenue and related assets recognised at balance date.

Revenue recognition — refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Leases — refer note 4 and note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash and cash equivalents / held to maturity investments — refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments — refer note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2013 restricted term deposits totalling $13,000 (2012: $13,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables — refer note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation (cont’d)

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period.  Assets and liabilities are translated at exchange rates prevailing at the relevant balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax — refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•        when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•        when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•        when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•        when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•        when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•        receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment — refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets (cont’d)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Trade and other payables — refer note 13

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises.  The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term.  These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions — refer note 12

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 12. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity — refer note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Earnings per share — refer note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•        costs of servicing equity;

•        the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;

•        the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•        other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Operating segments — refer note 3

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

3.              OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $1,481,155 (2012 — $2,175,317), and the total revenue from external customers in other countries is $2,028,948  (2012 —$659,573). Segment revenues are allocated based on the country in which the customer is located. Revenues of $814,982 (2012:$853,301) were derived from a single external customer in Australia. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2013 and 2012.

Operating segments	Research & Development	Manufacturing	Total
2013	$	$	$

Operating revenue
Sales to external customers	—	2,816,281	2,816,281
Income tax benefit	—	—	—
Total segment revenue	—	2,816,281	2,816,281

Unallocated revenues
License fee income	—	—	500,000
Interest income	—	—	193,822
Total revenue			3,510,103

Segment result	(216,884)	(696,604)	(913,488)

Corporate and administrative costs (includes unallocated other income)			(884,664)
Other expenses			(293,982)
Operating loss			(2,092,134)

Assets
Segment assets	74,477	1,635,544	1,710,021
Cash, cash equivalents and held to maturity investments			8,562,774
Other assets			281,843
Total assets			10,554,638

Liabilities
Segment liabilities	86,607	252,692	339,299
Unallocated liabilities			492,828
Total liabilities			832,127

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	14,757	27,290	42,047
Unallocated acquisition of property, plant & equipment, and other non-current assets			7,271
Depreciation and amortisation	42,072	91,474	133,546
Unallocated depreciation and amortisation			5,373

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

3.     OPERATING SEGMENTS (cont’d)

Operating segments	Research & Development	Manufacturing	Total
2012	$	$	$

Operating revenue
Sales to external customers	—	2,008,145	2,008,145
Total segment revenue	—	2,008,145	2,008,145

Unallocated revenues
License fee income	—	—	510,360
Interest income	—	—	316,385
Total revenue			2,834,890

Segment result	(1,455,733)	(662,804)	(2,118,537)

Corporate and administrative costs (includes unallocated other income)	—	—	(1,009,755)
Other expenses	—	—	(312,106)
Operating loss			(3,440,398)

Assets
Segment assets	143,396	1,884,373	2,027,769
Cash, cash equivalents and held to maturity investments	—	—	5,023,130
Other assets	—	—	325,073
Total assets			7,375,972

Liabilities
Segment liabilities	47,102	271,072	318,174
Unallocated liabilities	—	—	1,384,796
Total liabilities			1,702,970

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	—	73,294	73,294
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	3,853
Depreciation and amortisation	46,975	116,168	163,143
Unallocated depreciation and amortisation	—	—	8,838

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

4.              REVENUE AND EXPENSES

	Consolidated
	2013	2012
	$	$
(a) Revenue
Manufacturing services revenue	2,816,281	2,008,145
License fee revenue	500,000	510,360
Interest revenue	193,822	316,385
Total revenue from continuing operations	3,510,103	2,834,890

(b) Other income
Other	135,709	56,195
Total other income	135,709	56,195

(c) Depreciation, amortisation and foreign exchange differences
Depreciation	138,919	170,488
Impairment of office improvements	—	1,494
Net foreign exchange loss/ (gain)	(13,679)	(39,013)

(d) Lease payments
Minimum lease payments — operating leases	115,019	117,862

(e) Employee benefit expenses
Wages and salaries	989,078	1,875,886
Long service leave provision	28,541	21,184
Share-based payment expense	(7,395)	123,853
	1,010,224	2,020,923

(f) Other expenses
Bad debt expense	252,928	345,368
Royalty expense	—	36,292
	252,928	381,660

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

5.              PARENT ENTITY DISCLOSURE

Parent entity information required to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2013	2012
	$	$

Current assets	10,108,140	5,684,465
Total assets	10,168,788	6,311,235
Current liabilities	295,632	244,728
Total liabilities	436,411	380,938
Shareholders’ equity
Contributed equity	158,320,862	152,217,594
Options reserve	3,527,371	3,488,752
Accumulated losses	(152,115,856)	(149,776,049)
	9,732,377	5,930,297

Net loss for the year	(2,339,807)	(2,684,034)
Total comprehensive income	(2,339,807)	(2,684,034)

The parent entity has no contingent assets, contingent liabilities or contractual commitments relating to the purchase of property, plant or equipment.

6.              INCOME TAX

	Consolidated
	2013	2012
	$	$
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(844,624)	(1,032,119)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	1,048	40,153
Foreign tax rate adjustment	(111,189)	(109,685)
Research and development income tax refund	723,278	—
Under/ over provision	(82,418)	—
Deferred tax assets not recognised	1,037,183	1,101,651
Income tax benefit	723,278	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

6.              INCOME TAX (cont’d)

	2013	2012
	$	$
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(8,202)	(22,463)
Work in progress	(222,353)	(339,613)
Prepayment and other asset	(532)	(1,292)
Other	(2,940)

Deferred tax assets
Unrealised foreign currency loss		20,840
Bad debts provision	119,149	135,823
Unearned revenue	7,050	266,361
Sundry creditors and accruals	36,040	34,844
Depreciation	115,135	156,399
Employee entitlements	83,225	65,587
Make good obligation	38,600	38,600
Share issue costs, legal and management consulting fees	134,311	199,561
Patent costs	141,448	131,399
Other costs not yet deductible	—	181,000
Losses available for offset against future taxable income	48,875,861	48,187,920
Deferred tax asset	49,316,792	50,515,745
Net deferred tax asset not recognised	(49,316,792)	(50,515,745)
Net deferred income tax assets	—	—

The benefit of the deferred tax asset will only be obtained if:

(i)             future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;

(ii)          the conditions for deductibility imposed by tax legislation continue to be complied with;  and

(iii)       no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $151,322,342  (2012: $150,010,418) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2012: US$8,296,000) and US$63,000 (2012: US$63,000), which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

7.              EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2013	2012
	$	$

Loss used in calculating basic and diluted loss per share	(2,092,134)	(3,440,398)

	Number of Shares	Number of Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	27,895,773	24,709,097

Basic and diluted earnings/(loss) per share (cents per share)	(7.5)	(13.9)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 1,090,000 (2012: 337,000) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.              DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.              CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	Consolidated
	2013	2012
	$	$
Cash and cash equivalents

Cash at bank and on hand	447,774	1,834,442
Short-term deposits	1,000,000	—
Cash and cash equivalents	1,447,774	1,834,442

	Consolidated
	2013	2012
	$	$
Held to maturity investments

Term deposit (> than 3 months maturity)	7,115,000	3,188,688
Short term investments	7,115,000	3,188,688

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY  INVESTMENTS (cont’d)

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Short-term investments are made for periods of 3 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

	Consolidated
	2013	2012
	$	$
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(2,092,134)	(3,440,398)
Adjustments for:
Depreciation	138,919	170,488
Impairment loss	—	1,494
Share options expensed	(7,395)	123,853
Loss on disposal of plant and equipment	5,402	11,990
Changes in operating assets and liabilities
Decrease/(Increase) in trade and other receivables	259,422	(822,554)
Decrease in prepayments and other assets	6,253	94,811
Decrease in trade and other payables	(929,634)	(1,377,319)
Decrease in make good provision	—	(34,347)
Decrease/(Increase) in provisions	58,791	(74,324)
Net cash used in operating activities	(2,560,376)	(5,346,306)

10.       TRADE AND OTHER RECEIVABLES

	Consolidated
	2013	2012
Current	$	$
Trade receivables	696,948	818,580
Other receivables (i)	1,277,910	1,471,280
Provision for impairment of receivables (a)	(397,165)	(452,745)
Total current trade and other receivables	1,577,693	1,837,115

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.  Balance includes accrued sales not yet billed which account for $741,175 (2012: $ 1,132,045).

(a) Impaired trade and other receivables

As at 30 June 2013 current trade and other receivables of the group with a nominal value of $397,165 (2012 — $452,745) were impaired. The amount of the impairment recognised in the 2013 year was $252,928 (2012 — $345,369). The individually impaired receivables mainly relate to expenses paid on behalf of the group’s associate, EPI Pharmaceuticals Inc. and the withholding tax on milestone payments from licensee, Medigen Biotechnology Co (Taiwan).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

10. TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

The ageing of trade receivables is as follows:

	Consolidated
	2013	2012
	$	$
1 to 3 months	666,948	600,222
3 to 6 months	30,000	1,478
Over 6 months	—	216,880
	696,948	818,580

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2013	2012
	$	$
At 1 July	452,745	190,194
Provision for impairment recognised during the year	252,928	345,369
Receivables written off during the year as uncollectible	(308,508)	(82,818)
Unused amount reversed	—	—
At 30 June	397,165	452,745

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2013, trade receivables of $30,000 (2012 — $157,231) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2013	2012
	$	$
Up to 3 months	—	135,312
3 — 6 months	30,000	1,478
over 6 months	—	20,441
	30,000	157,231

Based on the credit history, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Concentration of credit risk

The Group’s concentration of credit risk relates to its receivable from Zoetis Group amounting to $488,185 (2011: Medigen Biotechnology Co (Taiwan) amounting to $160,696 and Prima Biomed amounting to $336,670).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

			Consolidated
	30 June 2012	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2013
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,536,120	—	30,546	—	—	—	4,566,666
Accumulated depreciation	(4,268,951)	—	—	—	(123,580)	—	(4,392,531)
	267,169	—	30,546	—	(123,580)	—	174,135

Office equipment
At cost	130,610	—	18,772	(33,450)	—	—	115,932
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	1,809	—	—	—	—	—	1,809
Accumulated depreciation	(137,863)	—	—	27,748	(15,339)	—	(125,454)
	23,294	—	18,772	(5,702)	(15.339)	—	21,025

Leasehold improvements
At cost	637,154	—	—	—	—	—	637,154
Accumulated depreciation	(637,154)	—	—	—	—	—	637,154
Impairment	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
TOTAL	290,463	—	49,318	(5,702)	(138,919)	—	195,160

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

			Consolidated
	1 July 2011	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2012
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,467,995	—	68,125	—	—	—	4,536,120
Accumulated depreciation	(4,121,096)	—	—	—	(147,855)	—	(4,268,951)
	346,899	—	68,125	—	(147,855)	—	267,169

Office equipment
At cost	170,737	—	9,022	(49,149)	—	—	130,610
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	1,737	71	—	—	—	—	1,809
Accumulated depreciation	(152,205)	—	—	36,168	(20,331)	(1,494)	(137,863)
	49,007	71	9,022	(12,981)	(20,331)	(1,494)	23,294

Leasehold improvements
At cost	851,292	—	—	(214,138)	—	—	637,154
Accumulated depreciation	(795,079)	—	—	160,227	(2,302)	—	(637,154)
Impairment	(53,911)	—	—	53,911	—	—	—
	2,302	—	—	—	(2,302)	—	—
TOTAL	398,208	71	77,147	(12,981)	(170,488)	(1,494)	290,463

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

12.  SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise.  When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire.  Options must be exercised by the expiry dates or they lapse. The vesting period is generally 12 months of service from the grant date.

At 30 June 2013 there were 90,000 (2012: 337,000) options under the employee option plan.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

(c) Mercer Capital options

Under the terms of the Underwriting Agreement dated 15 March 2013 (refer to note 20), Progen issued Mercer Capital 1,000,000 unlisted options (“Options”) on 22 May 2013 as part of the Rights Issue underwriting fee. The options have an exercise price of $0.30 and expire on 13 March 2016. The grant date fair value of each option was $0.05.

At 30 June 2013 there were a total of 1,000,000 (2012: nil) unlisted options over shares issued to Mercer Capital.

The following table summarises information about all options outstanding at 30 June 2013:

2013

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	14 Sep 2007	13 Sep 2012	$3.61	185,000	—	—	(185,000)	—	—
2	1 Jan 2011	1 Jan 2016	$0.29	152,000	—	—	(62,000)	90,000	90,000
3	15 Mar 2013	13 Mar 2016	$0.30	—	1,000,000	—	—	1,000,000	1,000,000
				337,000	1,000,000	—	247,000	1,000,000	1,090,000
Weighted average exercise price				2.11	0.30	—	2.78	0.30	0.30
Weighted average share price at date of exercise						—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

12. SHARE BASED PAYMENTS (cont’d)

2012

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year		Granted in year	Exercised in year	Lapsed/ forfeited during year	Balance at end of year	Vested and exercisable at end of year
1	29 Aug 2006	29 Aug 2011	$2.79	21,000		—	—	(21,000)	—	—
2	14 Sep 2007	13 Sep 2012	$3.61	235,000		—	—	(50,000)	185,000	185,000
3	10 Mar 2008	10 Mar 2013	$1.42	25,000		—	—	(25,000)	—	—
5	29 Mar 2010	29 Mar 2015	$0.80	166,667	(1)	—	—	(166,667)	—	—
6	29 Mar 2010	29 Mar 2015	$0.95	166,666	(1)	—	—	(166,666)	—	—
7	29 Mar 2010	29 Mar 2015	$1.05	250,000	(1)	—	—	(250,000)	—	—
8	29 Mar 2010	29 Mar 2015	$1.15	250,000	(1)	—	—	(250,000)	—	—
9	1 Jan 2011	1 Jan 2016	$0.29	327,000		—	—	(175,000)	152,000	152,000
				1,441,333		—	—	(1,104,333)	337,000	337,000
Weighted average exercise price				2.11		—	—	1.06	2.11	2.11
Weighted average share price at date of exercise				—		—	—	—	—	—

(1)Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.  166,667 options were forfeited due to non-satisfaction of a market condition while 833,333 options were forfeited on 26 February 2012 following the termination of the CEO position.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.69 years (2012 — 1.69 years).

Fair value of options granted

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2013	2012
Expected volatility	42%	—
Risk-free rate average	3.28%	—
Expected life average (years)	5	—
Dividend yield	—	—
Weighted average exercise price	0.30	—
Share price at grant date	0.22	—

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were credits of $7,395 (2012 expense: $123,853).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2013	2012
	$	$

Trade creditors (i)	177,774	41,552
Unearned revenue(ii)	23,500	966,898
Other creditors (iii)	224,770	347,228
	426,044	1,355,678

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $29,349 (2012: $42,771).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)    Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)   Unearned income includes $nil (2012: $942,898) representing paymentin advance from Medigen to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

(iii) Other creditors are non-interest bearing and have a term between 30 days and 12 months

14. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term.  The parent provided nil in the year 2013 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668.

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred.

	Consolidated
	2013	2012
	$	$

Make good provision	128,668	128,668

Employee benefits provision
Long service leave	157,184	128,643
Annual leave	120,231	89,981
	277,415	218,624
	406,083	347,292

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

14.    PROVISIONS (cont’d)

Movement in provision

	Make good provision	Annual leave	Long service leave	Total
	$	$	$	$
Consolidated
At 1 July 2012	128,668	89,981	128,643	347,292
Arising during the year	—	30,250	28,541	58,791
Utilised	—	—	—	—
At 30 June 2013	128,668	120,231	157,184	406,083

Current 2013	—	120,231	122,664	242,895
Non-current 2013	128,668	—	34,520	163,188
	128,668	120,231	157,184	406,083

Current 2012	—	89,981	98,544	188,525
Non-current 2012	128,668	—	30,099	158,767
	128,668	89,981	128,643	347,292

15. CONTRIBUTED EQUITY

a) Issued and paid up capital

	Consolidated
	2013	2012
	$	$

Ordinary shares fully paid	158,320,862	152,217,594

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

b) Movements in shares on issue

	2013		2012
	Number of	Amount	Number of	Amount
	shares	$	Shares	$

Beginning of the financial year	24,709,097	152,217,594	24,709,097	152,217,594
Issued during the year:
- equity raised through rights entitlement offer (i)	24,709,097	5,188,910	—	—
- equity raised through private placement (ii)	5,867,121	1,232,095	—	—
- less transaction costs	-	(317,737)	—	—
End of the financial year	55,285,315	158,320,862	24,709,097	152,217,594

(i)                 Shares allotted from rights entitlement offer announced on 16 April 2013 (“Rights Issue”), were issued on 22 May 2013 and all the transaction costs relate to these shares issued. The rights issue granted eligible shareholders at the record date to subscribe on the basis of one (1) fully paid ordinary share (1:1) in the company for every one (1) share held. The non-renounceable rights had an exercise price of $0.21.

(ii)              Shares allotted under the private placement announced on 27 May 2013, were issued on 29 May 2013. The shares had an exercise price of $0.21.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

15. CONTRIBUTED EQUITY (con’t)

c)  Share options

At 30 June 2013 there were a total of 1,090,000 (2012: 337,000) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i)                Employee and executive share incentive scheme

At 30 June 2013 there were a total of 90,000 (2012: 337,000) unissued ordinary shares in respect of which options were outstanding

(ii)            Options issued to Mercer Capital

As part of the terms of the underwriting agreement on 15 March 2013, Progen issued Mercer Capital 1,000,000 options. The options were issued on 22 May 2013, are exercisable from grant date and have an exercise price of $0.30. Refer to Note 20.

Refer to note 12 for more details on unlisted options.

d) Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

16. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2013	2012
	$	$
Balance 1 July	(150,104,315)	(146,663,917)
Net loss	(2,092,134)	(3,440,398)
Balance 30 June	(152,196,449)	(150,104,315)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated
	2013	2012
Employee reserve	$	$
Balance 1 July	3,488,752	3,364,899
Employee option expense	(7,395)	123,853
Mercer option expense	46,014	—
Balance 30 June	3,527,371	3,488,752

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

16. ACCUMULATED LOSSES AND RESERVES (con’t)

	Consolidated
Foreign currency translation	2013	2012
reserve	$	$
Balance 1 July	70,971	72,897
Foreign currency translation	(244)	(1,926)
Balance 30 June	70,727	70,971

Total Reserves	3,598,098	3,559,723

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, held- to maturity investments, trade and other receivables and trade and other payables.

The Group manages its exposure to key financial risks, including market risk (interest rate and currency risk) credit risk and liquidity risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Depending on cash flow, the Group may simply procure the required amount of foreign currency to mitigate the risk of future obligations.

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current.

All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating.

Refer note 10 for further details on trade and other receivables.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The table below reflects all financial liabilities as of 30 June 2013. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2013.  The Group had no derivative financial instruments at 30 June 2013.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2013	2012
	$	$
1 year or less	426,044	1,355,678

Foreign currency risk

At 30 June 2013, the Group held US$149,574 (2012: US$914,342) in cash deposits.

At 30 June 2013, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated
	2013	2012
	$	$
Financial assets
Cash and cash equivalents	163,541	899,855

Financial liabilities
Trade and other payables	29,349	42,771

Net exposure	134,192	857,084

At 30 June 2013, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2013	2012	2013	2012
Consolidated	$	$	$	$
AUD/USD + 10% (2012: +10%)	(12,199)	(77,917)	(12,199)	(77,917)
AUD/USD -10% (2012: - 10%)	14,910	95,232	14,910	95,232

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1,447,774 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $7,115,000 are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2013.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2013, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2013	2012	2013	2012
Consolidated	$	$	$	$
+ 1.0% / 100 basis points (2012: + 2.0%)	85,628	100,463	85,628	100,463
- 1.0% / 100 basis points (2012: - 0.5%)	(85,628)	(25,116)	(85,628)	(25,116)

The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

	6 months or less	6 to 12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Consolidated	$	$	$	$	%
Financial instruments 2013

Consolidated financial assets
Cash and cash equivalents	1,447,774	—	—	1,447,774	4.0%
Held-to maturity investments	3,000,000	—	4,115,000	7,115,000	4.3%
Trade and other receivables	1,577,693	—	—	1,577,693	0.0%
Security deposit	—	—	13,000	13,000	4.1%
	6,025,467	—	4,128,000	10,153,467

Consolidated financial liabilities
Trade and other payables	426,044	—	—	426,044	0.0%
	426,044	—	—	426,044
Net maturity	5,599,423	—	4,128,000	9,727,423

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

	6 months or less	6 to 12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
	$	$	$	$	%
Financial instruments 2012

Consolidated financial assets
Cash and cash equivalents	1,834,442	—	—	1,834,442	0.0%
Held-to maturity investments	3,188,688	—	—	3,188,688	5.5%
Trade and other receivables	1,837,115	—	—	1,837,115	0.0%
Security deposit	13,000	—	—	13,000	5.1%
	6,873,245	—	—	6,873,245
Consolidated financial liabilities
Trade and other payables	388,780			388,780
	388,780	—	—	388,780	0.0%
Net maturity	6,484,465	—	—	6,484,465

18.  EXPENDITURE COMMITMENTS

	Consolidated
	2013	2012
	$	$

Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments

Total not later than one year	143,535	143,535
- later than one and not longer than five years:	11,961	143,535
- aggregate lease expenditure contracted for at balance date	155,496	287,070

19.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2013	2012
	$	$

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	65,777	23,737
Provisions (current)	242,895	188,525
Provisions (non-current)	34,520	30,099
	343,192	242,361

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

19.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (con’t)

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The Group contributed $159,782 on behalf of employees to superannuation funds (considered a related party) for the year ended 2013 (2012: $228,748).

20.  CONTINGENT LIABILITIES AND ASSETS

There are no contingent liabilities or contingent assets at 30 June 2013 that require disclosure in the financial report.

21.    SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

22. AUDITORS’ REMUNERATION

	Consolidated
	2013	2012
	$	$
(a) Amounts received or due and receivable by BDO for:
Audit or review of the financial reports of the entity
- The Australian financial reports of the entity	52,105	44,000

(b) Amounts received or due and receivable by PKF O’Connor Davies for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	23,000	25,000
	75,105	69,000

(c) Other non-audit services in relation to the entity(1)	49,779	17,380

(d) Other non-audit services performed by other auditor(2)	—	15,939

	124,884	102,319

(1) Non-audit services received from BDO for tax services

(2) During prior year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company’s licensee, Medigen.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a)  Remuneration of directors and other key management personnel

	2013 $	2012 $
Short term benefits	835,355	1,026,549
Post-employment benefits	42,722	75,141
Share-based payments	—	103,873
Termination payments	—	285,110
Total key management personnel compensation	878,077	1,490,673

(b)  Option holdings of key management personnel (cont’d)

	Balance at				Balance at
	beginning				end of
	of period				period	At 30 June 2013
	1 July	Granted as	Options	Options	30 June	Total	Total Non-
Directors	2012	remuneration	forfeited	expired	2013	Vested	Vested
S. B. James	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang(1)	—	—	—	—	—	—	—
I.S. Arulampalam(2)	—	—	—	—	—	—	—

Executives
P. Dixon(3)	—	—	—	—	—	—	—
F. Lankesheer	30,000	—	—	—	30,000	30,000	—
L. Tillack	50,000	—	—	(50,000)	—	—	—
B. Lucas(4)	—	—	—	—	—	—	—
L. Horobin(5)	—	—	—	—	—	—	—
Total	80,000	—	—	(50,000)	30,000	30,000	—

(1) Resigned 12 July 2013

(2) Appointed 12 July 2013

(3)  Resigned 12 October 2012

(4)  Appointed 12 October 2012

(5) Commenced 23 August 2012

	Balance at				Balance at
	beginning				end of
	of period				period	At 30 June 2012
	1 July	Granted as	Options	Options	30 June	Total	Total Non-
Directors	2011	remuneration	forfeited	expired	2012	Vested	Vested
S. B. James	—	—	—	—	—	—	—
J. Chiplin(1)	—	—	—	—	—	—	—
J. Cherrington(1)	—	—	—	—	—	—	—
T. J. Burt(2)	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang	—	—	—	—	—	—	—

Executives
P. Dixon(3)	75,000	—	(75,000)	—	—	—	—
S. MacLeman(4)	833,333	—	(833,333)	—	—	—	—
D. Bampton(5)	40,000	—	(40,000)	—	—	—	—
F. Lankesheer	30,000	—	—	—	30,000	30,000	—
L. Tillack	50,000	—	—	—	50,000	50,000	—
Total	1,028,333	—	(948,333)	—	80,000	80,000	—

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 12 October 2012

(4) Resigned 26 August 2011

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

(5) Terminated 28 February 2012

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)  Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 12	On exercise of options	Net change other	Balance 30 June 13

Directors
S. B. James	—	—	—	—
H. Tang	1,500	—	62,854	64,354
WJ Jiang(1)	109,626	—	374,174	483,800

Executives
P. Dixon(2)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
B. Lucas(3)	—	—	—	—
L. Horobin(4)	—	—	—	—
Total	111,126	—	437,028	548,154

(1) Resigned 12 July 2013

(2) Resigned 12 October 2012

(3) Appointed 12 October 2012

(4) Commenced 23 August 2012

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 11	On exercise of options	Net change other	Balance 30 June 12

Directors
S. B. James	—	—	—	—
J. Chiplin(1)	—	—	—	—
J. Cherrington(1)	—	—	—	—
T. J. Burt(2)	—	—	—	—
H. Tang	1,500	—	—	1,500
WJ Jiang	—	—	109,626	109,626

Executives

P. Dixon(3)	—	—	—	—
S. MacLeman(4)	—	—	—	—
D. Bampton(5)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
Total	1,500	—	109,626	111,126

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 12 October 2012

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2013

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)  Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

	Country of	% Equity Interest
Name	Incorporation	2013	2012

Progen Pharmaceuticals Inc.	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100

(e)  Associates

The Group has a 43% interest in EPI Pharmaceuticals Inc. (2012: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2012: nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets	Liabilities	Revenue	Loss
	$	$	$	$
2013	—	447,200	—	138,098

2012	—	261,591		244,743

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities.

Directors’ Declaration

The directors of the company declare that:

1.                The financial statements, comprising the statement of comprehensive income, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

a.                 comply with Accounting Standards and the Corporations Regulations 2001; and

b.                 give a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the year ended on that date.

2.                The company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.                In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

4.                The remuneration disclosures included in pages 9 to 15 of the directors’ report (as part of audited Remuneration Report), for the year ended 30 June 2013, comply with section 300A of the Corporations Act 2001.

5.                The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

On behalf of the directors

S. James	H. Tang
Chairman	Director

Date: 26 August 2013	Date:26 August 2013

Tel: +61 7 3237 5999	Level 10, 12 Creek St
Fax: +61 7 3221 9227	Brisbane QLD 4000
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001
Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 30 June 2013, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

Opinion

In our opinion:

(a)                   the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

(i)                      giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the year ended on that date; and

(ii)                   complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)                   the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 9 to 15 of the directors’ report for the year ended 30 June 2013. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2013 complies with section 300A of the Corporations Act 2001.

BDO Audit Pty Ltd

BDO
/s/ A S Loots
A S Loots
Director

Brisbane, 26 August 2013